UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Premier Biomedical, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

74048K104

(CUSIP Number)

Brian A. Lebrecht

c/o Clyde Snow & Sessions, P.C.

201 South Main Street, Suite 1300

Salt Lake City, UT 84111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74048K104	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell S. Felder
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 22,208,944(1)
	8.	SHARED VOTING POWER 500,000(2)
	9.	SOLE DISPOSITIVE POWER 22,208,944(1)
	10.	SHARED DISPOSITIVE POWER 500,000(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,708,944(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.3%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

_________________

(1)	Includes 14,755,000 Shares issuable upon exercise of warrants and 1,000,000 Shares issuable upon conversion of the Company’s Series A Preferred Stock.

(2)	Includes 500,000 Shares owned by the Reporting Person’s wife.

(3)

Assumes exercise of 14,755,000 warrants held by the Reporting Person and conversion of 1,000,000 Shares of the Company’s Series A Preferred Stock, and based on based on 22,541,753 Shares issued and outstanding as reported on the Company’s Form 10-Q.

CUSIP No. 74048K104	13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.00001, of Premier Biomedical, Inc., a Nevada corporation (the “Company”). The Company’s current principal executive offices are located at P.O. Box 31374, El Paso, Texas 79930.

Item 2. Identity and Background.

This Statement is being filed by Mitchell S. Felder, M.D. (sometimes referred to as the “Reporting Person”). Dr. Felder’s address is 3694 McConnell Road, Hermitage, Pennsylvania, 16148. Dr. Felder is Chairman of the Board of Directors of the Company. He is also a practicing Board Certified Neurologist at the William Beaumont Army Medical Center located at 5005 North Piedras Street, El Paso, Texas, 79920. During the last five years, Dr. Felder has not been convicted in a criminal proceeding. During the last five years, Dr. Felder has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. Dr. Felder is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Person first became subject to the reporting requirements of Section 13D on January 10, 2012. At that time, the Reporting Person owned 21,000,000 Shares, which includes 17,000,000 Shares that may be acquired upon exercise of warrants, and 1,000,000 Shares that may be acquired upon the conversion of 1,000,000 shares of the Company’s Series A Convertible Preferred Stock. For purposes of this Section 13D, the term “Share” or “Shares” means common stock of the Company. Assuming a total of 29,451,200 Shares outstanding, the Reporting Person then owned 71.3% of the outstanding Shares.

On October 8, 2012, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 50,000 Shares at an exercise price of $1.45 per Share. One half of this warrant vested on January 15, 2013, and the other half vested on June 15, 2013. Because the Reporting Person could have acquired the vested portion of the Shares underlying the warrant within 60 days of these respective vesting dates, the Reporting Person’s beneficial ownership in the Shares increased by 0.2%, assuming 12,389,479 Shares outstanding on November 16, 2012, and by 0.3%, assuming 15,634,479 Shares outstanding on April 16, 2013.

On October 8, 2012, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 105,000 Shares at an exercise price of $1.45 per Share if the closing bid price of the Shares first reaches $3.00 per share and remains at or above $3.00 per Share for 30 consecutive trading days on any and all markets or exchanges on which the Shares are traded. One half of this warrant vested on January 15, 2013, and the other half vested on June 15, 2013. Because the Reporting Person could have acquired the vested portion of the Shares underlying the warrant within 60 days of these respective vesting dates, the Reporting Person’s beneficial ownership in the Shares increased by 0.3%, assuming 12,399,479 Shares outstanding on November 16, 2012, and by 0.5%, assuming 15,654,479 Shares outstanding on April 16, 2013.

On February 25, 2013, the Reporting Person acquired 500,000 Shares for total consideration of $25,000, or $0.05 per Share. These Shares were acquired using the Reporting Person’s personal funds. As a result of this acquisition, the Reporting Person’s ownership in the Shares increased by 4.0%, assuming 12,364,479 Shares then outstanding.

On June 25, 2013, the Reporting Person sold 46,056 Shares for total consideration of $50,201.04, or for $1.09 per Share. The Reporting Person’s ownership in the Shares decreased by 0.3%, assuming 15,584,479 Shares then outstanding.

On November 18, 2014, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 1,600,000 Shares at an exercise price of $0.25 per Share. One half of the shares underlying this warrant vested on January 15, 2015, and the other half vested on June 15, 2015. Because the Reporting Person could have acquired the vested portion of the Shares underlying the warrant within 60 days of these respective vesting dates, the Reporting Person’s beneficial ownership in the Shares increased by 3.5%, assuming 22,557,175 Shares outstanding on November 16, 2014, and by 6.9%, assuming 23,357,175 Shares outstanding on April 16, 2015.

CUSIP No. 74048K104	13D	Page 4 of 7 Pages

On September 10, 2015, the Reporting Person acquired 1,000,000 Shares upon exercise of a warrant for total consideration of $10.00 or for $0.00001 per Share. These Shares were acquired using the Reporting Person’s personal funds. As a result of this acquisition, the Reporting Person’s beneficial ownership in the Shares increased by 4.4%, assuming 22,541,753 Shares then outstanding.

On September 28, 2015, the Reporting Person gifted a total of 1,000,000 Shares to his wife and two adult sons. The Reporting Person is deemed to be the beneficial owner over 500,000 of those Shares, which were transferred to the Reporting Person’s wife. As a result of the disposition of 500,000 Shares over which the Reporting Person is no longer considered to be the beneficial owner, the Reporting Person’s ownership in the Shares decreased by 2.2%, assuming 22,541,753 Shares then outstanding.

On October 6, 2015, the Reporting Person acquired 3,000,000 Shares upon exercise of a warrant for total consideration of $30.00 or for $0.00001 per Share. These Shares were acquired using the Reporting Person’s personal funds. The Reporting Person’s beneficial ownership in the Shares increased by 13.3%, assuming 22, 541,753 Shares then outstanding.

Item 4. Purpose of Transaction.

The Reporting Person first acquired an interest in the Shares in connection with his appointment as a director of the Company, and at that time, the Reporting Person believed the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Company through, among other things, the purchase or sale of Shares on the open market, in private transactions, upon exercise of warrants (described in Section 6, below) or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the following:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)

Any other material change in the Company’s business or corporate structure, including but not limited to, if the company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerate above.

CUSIP No. 74048K104	13D	Page 5 of 7 Pages

The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Company as he deems appropriate, including: purchasing additional Shares, exercising warrants to purchase Shares, selling some or all of his Shares, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person now beneficially owns 22,708,944 shares of Premier Biomedical Inc.’s common stock, which includes 15,755,000 Shares issuable upon the exercise of warrants and conversion of 1,000,000 shares of the Company’s Series A Preferred Stock held by the Reporting Person. Based on 22,541,753 shares issued and outstanding as reported on the Company’s Form 10-Q for the period ended June 30, 2015, plus 15,755,000 shares issuable upon exercise of warrants and conversion of the Series A Preferred Stock held by the Reporting Person, the Reporting Person is currently the beneficial owner of 59.3% of the outstanding shares of Premier Biomedical, Inc.’s common stock.

(b) The Reporting Person owns the following rights with respect to the shares of Premier Biomedical, Inc.’s common stock beneficially owned by him as of the date of this report:

Sole Voting Power: 22,208,944(1)

Shared Voting Power: 500,000(2)

Sole Dispositive Power: 22,208,944(1)

Shared Dispositive Power: 500,000(2)

(1)	Includes 14,755,000 Shares issuable upon exercise of warrants and 1,000,000 Shares issuable upon conversion of the Company’s Series A Preferred Stock held by the Reporting Person.

(2)

Includes 500,000 Shares held by the Reporting Person’s wife, Susan Felder. Ms. Felder’s address is 3694 McConnell Road, Hermitage, Pennsylvania, 16148. Ms. Felder’s principal occupation is housewife. During the last five years, Ms. Felder has not been convicted in a criminal proceeding. During the last five years, Ms. Felder has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. Ms. Felder is a citizen of the United States.

(c) In the past 60 days, the Reporting Person has effected the following transactions involving Shares of the Company:

(1) On September 10, 2015, the Reporting Person acquired 1,000,000 Shares upon exercise of a warrant for total consideration of $10.00 or for $0.00001 per Share. These Shares were acquired using the Reporting Person’s personal funds. As a result of this acquisition, the Reporting Person’s beneficial ownership in the Shares increased by 4.4%, assuming 22,541,753 Shares then outstanding.

(2) On September 28, 2015, the Reporting Person gifted a total of 1,000,000 Shares to his wife and two adult sons. The Reporting Person is deemed to be the beneficial owner over 500,000 of those Shares, which were transferred to the Reporting Person’s wife. As a result of the disposition of 500,000 Shares over which the Reporting Person is no longer considered to be the beneficial owner, the Reporting Person’s ownership in the Shares decreased by 2.2%, assuming 22,541,753 Shares then outstanding.

(3) On October 6, 2015, the Reporting Person acquired 3,000,000 Shares upon exercise of a warrant for total consideration of $30.00 or for $0.00001 per Share. These Shares were acquired using the Reporting Person’s personal funds. The Reporting Person’s beneficial ownership in the Shares increased by 13.3%, assuming 22, 541,753 Shares then outstanding.

CUSIP No. 74048K104	13D	Page 6 of 7 Pages

(4) On October 7, 2015, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 1,000,000 Shares at an exercise price of $0.05 per Share. One half of the shares underlying this warrant will vest on June 15, 2016, and the other half will vest on December 15, 2016.

(d) The Reporting Person’s wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 500,000 Shares which are registered in her name and reported in this report as being beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 21, 2010, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total 17,000,000 Shares at an exercise price of $0.00001 per Share.

On October 8, 2012, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 50,000 Shares at an exercise price of $1.45 per Share. One half of this warrant vested on January 15, 2013, and the other half vested on June 15, 2013. Because the Reporting Person could have acquired the vested portion of the Shares underlying the warrant within 60 days of these respective vesting dates, the Reporting Person’s beneficial ownership in the Shares increased by 0.2%, assuming 12,389,479 Shares outstanding on November 16, 2012, and by 0.3%, assuming 15,634,479 Shares outstanding on April 16, 2013.

On October 8, 2012, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 105,000 Shares at an exercise price of $1.45 per Share if the closing bid price of the Shares first reaches $3.00 per share and remains at or above $3.00 per Share for 30 consecutive trading days on any and all markets or exchanges on which the Shares are traded. One half of this warrant vested on January 15, 2013, and the other half vested on June 15, 2013. Because the Reporting Person could have acquired the vested portion of the Shares underlying the warrant within 60 days of these respective vesting dates, the Reporting Person’s beneficial ownership in the Shares increased by 0.3%, assuming 12,399,479 Shares outstanding on November 16, 2012, and by 0.5%, assuming 15,654,479 Shares outstanding on April 16, 2013.

On November 18, 2014, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 1,600,000 Shares at an exercise price of $0.25 per Share. One half of the shares underlying this warrant vested on January 15, 2015, and the other half vested on June 15, 2015. Because the Reporting Person could have acquired the vested portion of the Shares underlying the warrant within 60 days of these respective vesting dates, the Reporting Person’s beneficial ownership in the Shares increased by 3.5%, assuming 22,557,175 Shares outstanding on November 16, 2014, and by 6.9%, assuming 23,357,175 Shares outstanding on April 16, 2015.

On October 7, 2015, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 1,000,000 Shares at an exercise price of $0.05 per Share. One half of the shares underlying this warrant will vest on June 15, 2016, and the other half will vest on December 15, 2016.

Item 7. Material to Be Filed as Exhibits.

7.1	Warrant dated June 21, 2010

7.2	Warrant dated September 28, 2012

7.3	Warrant dated September 28, 2012

7.4	Warrant dated December 10, 2014

7.5	Warrant dated October 7, 2015

CUSIP No. 74048K104	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2015	By:	/s/ Mitchell S. Felder
Mitchell S. Felder